UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Dade Behring Holdings, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23342J206
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
 ------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)
[X ]      Rule 13d-1(c)
[  ]      Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G/A

CUSIP No. 23342J206                                              PAGE 2 OF 10
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      OZ Management, L.L.C.
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [x]
                                                               (b)  [  ]
------------------------------------------------------------------------------
(3)   SEC USE ONLY
------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
------------------------------------------------------------------------------

NUMBER OF         (5)   SOLE VOTING POWER
                                    -1,778,825-
SHARES            ____________________________________________________________

BENEFICIALLY      (6)   SHARED VOTING POWER
                                    -0-
OWNED BY          ____________________________________________________________

EACH              (7)   SOLE DISPOSITIVE POWER
                                    -1,778,825-
REPORTING         ____________________________________________________________

PERSON WITH       (8)   SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------
      (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    -1,778,825-
------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                    -4.1%-
------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON
            IA
------------------------------------------------------------------------------

Schedule 13G/A

CUSIP No. 23342J206                                              PAGE 3 OF 10
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Daniel S. Och
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [x]
                                                               (b)  [  ]
------------------------------------------------------------------------------
(3)   SEC USE ONLY
------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
------------------------------------------------------------------------------

NUMBER OF         (5)   SOLE VOTING POWER
                                    -1,778,825-
SHARES
                  ------------------------------------------------------------
BENEFICIALLY      (6)   SHARED VOTING POWER
                                    -0-
OWNED BY          ____________________________________________________________

EACH              (7)   SOLE DISPOSITIVE POWER
                                    -1,778,825-
REPORTING         ____________________________________________________________

PERSON WITH (8)   SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------
      (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    -1,778,825-
------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                    -4.1%-
------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON
            IN
------------------------------------------------------------------------------

Schedule 13G/A

CUSIP No. 23342J206                                              PAGE 4 OF 10

ITEM 1(a).  NAME OF ISSUER:

            Dade Behring Holdings, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1717 Deerfield Road, Deerfield, Illinois  60015

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

            This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

            (i) OZ Management, L.L.C. ("OZ"), a Delaware limited liability company, with respect to the Shares held by certain investment funds and discretionary accounts managed by OZ (the "Accounts").

            (ii) Daniel S. Och, who is a Senior Managing Member of OZ, with respect to the Shares held by the Accounts.

            The citizenship of OZ is set forth above. Daniel S. Och is a United States citizen.

            The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.




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Schedule 13G/A

CUSIP No. 23342J206                                              PAGE 5 OF 10

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2(e).  CUSIP NUMBER:      23342J206

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ] Broker or dealer registered under Section 15 of the
                     Act;

            (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

            (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                     Act;

            (d)  [ ] Investment Company registered under Section 8 of the
                     Investment Company Act of 1940;

            (e)  [ ] Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940: see Rule
                     13d-1(b)(1)(ii)(E);

            (f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

            (g)  [ ] Parent Holding Company, in accordance with Rule
                     13d-1(b)(ii)(G);

            (h)  [ ] Savings Associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

            (i)  [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

            (j)  ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [x]

Schedule 13G/A

CUSIP No. 23342J206                                              PAGE 6 OF 10

ITEM 4.   OWNERSHIP.

            OZ serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G/A. Mr. Daniel S. Och is the Senior Managing Member of OZ. As such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G/A.

            Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

      A. OZ
         (a) Amount beneficially owned: 1,778,825

         (b) Percent of class: 4.1%
            (All percentages herein are based on 43,392,386 shares of Common Stock reported to be outstanding as of October 28, 2004, as reflected in the Form 10-Q filed by the Company for the quarter ended September 30, 2004.)

         (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote 1,778,825

            (ii)  shared power to vote or to direct the vote 0

            (iii) sole power to dispose or to direct the disposition of
                  1,778,825

            (iv)  shared power to dispose or to direct the disposition of 0

      B. Daniel S. Och
         (a) Amount beneficially owned: 1,778,825

         (b) Percent of class: 4.1%

         (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote 1,778,825

            (ii)  shared power to vote or to direct the vote 0

            (iii) sole power to dispose or to direct the disposition of
                  1,778,825

            (iv)  shared power to dispose or to direct the disposition of 0

Schedule 13G/A

CUSIP No. 23342J206                                              PAGE 7 OF 10

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See Item 4.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            See Exhibit 2.

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

            Each of the Reporting Persons hereby makes the following certification:

            By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP No. 23342J206                                              PAGE 8 OF 10

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 12, 2005                 /s/ Daniel S. Och
                                         -----------------------------------
                                         OZ MANAGEMENT, L.L.C.
                                         By Daniel S. Och
                                         Senior Managing Member


                                         /s/ Daniel S. Och
                                         -----------------------------------
                                         Daniel S. Och

Schedule 13G/A

CUSIP No. 23342J206                                             PAGE 9 OF 10

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 12, 2005                 /s/ Daniel S. Och
                                         -----------------------------------
                                         OZ MANAGEMENT, L.L.C.
                                         By Daniel S. Och
                                         Senior Managing Member


                                         /s/ Daniel S. Och
                                         -----------------------------------
                                         Daniel S. Och

Schedule 13G/A

CUSIP No. 23342J206                                             PAGE 10 OF 10

                                    EXHIBIT 2

                        NOTICE OF DISSOLUTION OF A GROUP

             In accordance with Rule 13d-5(b) of the Securities Exchange Act of 1934, the Reporting Persons and OZF Management, L.P., OZF Management, L.L.C. and Stephen C. Freidheim, filed a Schedule 13G on October 11, 2002, a Schedule 13G/A on February 13, 2004 and a Schedule 13G/A on September 27, 2004, with respect to the Common Stock, $0.01 par value per share, of the Company (collectively, the "Previous Filing"). As of December 31, 2004, OZF Management, LP and OZF Management, L.L.C. have been renamed Cyrus Capital Partners, L.P. and Cyrus Capital Partners GP, L.L.C. (the "Cyrus Entities"), respectively, and Daniel S. Och (the Senior Managing Member of OZ Management, L.L.C.) no longer has any role in the management of the Cyrus Entities. Therefore all further filings, if any, required to be made by any of the Cyrus Entities and Stephen C. Friedheim with respect to the securities reported on the Previous Filing, will be made separately from all such filings required, if any, by the Reporting Persons.